Provident Energy Announces February 2005 Cash Distributions and Provides 2004 U.S. Tax Information

NEWS RELEASE NUMBER 02-05                                                                February 8, 2005

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced its February cash distribution will be CDN$0.12 per unit payable on March 15, 2005. February's distribution is consistent with the distribution paid to unitholders since November 2003.

February's distributions will be paid to unitholders of record on February 18, 2005. The ex-distribution date will be February 16, 2005. For unitholders receiving their distribution in U.S. funds, the February 2005 cash distribution will be approximately US$0.10 per unit based on an exchange rate of .7985. The actual U.S. dollar distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

2004 U.S. Unitholder Tax Information
Provident Energy has determined that distributions received by U.S. resident unitholders in 2004 are classified as 83 percent qualified dividend and 17 percent tax deferred return of capital. The tax deferred portion should be treated as an adjustment to the cost base of the units. As in previous years, tax information for Canadian unitholders will be provided in March.

For U.S. federal income tax reporting purposes Provident is considered a corporation. As a corporation, Provident distributions to U.S. unitholders can be considered "qualified dividends" as determined under U.S. Internal Revenue Code rules.

To assist with the preparation of 2004 U.S. tax information Provident's transfer agent Computershare Trust Company will issue Form 1099 DIV's to all registered U.S. unitholders. Non-registered holders should receive a Form 1099 DIV from their broker or intermediary.

Tax Information pertaining to previous years is available on Provident's website at
http://www.providentenergy.com/investors/tax%20information/index.html

This press release does not constitute and is not intended to be legal or tax advice to any particular holder or potential holder of Provident units. Holders or potential holders of Provident units are urged to consult their own legal and tax advisors as to their particular U.S. federal income tax consequences of holding Provident units.

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages oil and gas production businesses and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada and southern California. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact: Jennifer Pierce Senior Manager Investor Relations and Communications Phone (403) 231-6736 Email: info@providentenergy.com	Corporate Head Office: 700, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696 www.providentenergy.com